FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 4, 2005.
2.	Press release dated January 5, 2005.
3.	Press release dated January 25, 2005.
4.	Press release dated January 31, 2005.
5.	Press release dated January 31, 2005.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 31, 2005
ARM HOLDINGS PLC

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

For immediate release 4 January 2005

ARM HOLDINGS PLC

NEW DIRECTOR APPOINTMENTS

Cambridge, UK, 4 January 2005 – ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces the appointments of Simon Segars as an executive director and Philip Rowley as an independent non-executive director of the Company with immediate effect.

Simon Segars (age 37) joined ARM's engineering team in 1990. He has worked on many of ARM’s CPU products and has held a number of engineering management positions. In January 2002 he was appointed Executive Vice President, Engineering and in January 2004 became Executive Vice President, Worldwide Sales.

Philip Rowley (age 52) is President and CEO of AOL Europe, the interactive services, web brands, internet technologies and e-commerce provider. He is a qualified chartered accountant and was Group Finance Director of Kingfisher plc from August 1998 to March 2001. Prior to that his roles have included Executive Vice President and Chief Financial Officer of EMI Music Worldwide. He is a member of the Audit Committee.

There are no further details required to be disclosed for either new director under paragraph 16.4 of the Listing Rules.

Commenting on the new appointments, Sir Robin Saxby, Chairman said:

“We are delighted to welcome Simon and Philip to the Board. Simon is already making a valuable contribution to the direction of the business and Philip’s broad industry experience will further strengthen the non-executive team.”

-ENDS-

For further information please contact:

Sarah Marsland / James Melville-Ross / Juliet Clarke	Sir Robin Saxby
Financial Dynamics	ARM Holdings plc
+44 (0) 20 7831 3113	+44 (0) 1628 427 700

Item 2

LG ELECTRONICS STRENGTHENS RELATIONSHIP WITH ARM TO PROVIDE
CONSUMERS WITH HIGH QUALITY HDTV EXPERIENCE

LG Electronics licenses OptimoDE embedded signal processing technology from ARM for use in H.264 based High Definition Digital Televisions

CAMBRIDGE, UK– Jan. 5, 2005 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced at CES, Las Vegas, NV., that LG Electronics, Inc. has licensed ARM® OptimoDETM embedded signal processing technology for use in its video encoding and decoding product lines. LG Electronics selected OptimoDE signal processing technology over a wide range of other programmable digital signal processing technologies to address the increasing processing requirements of next-generation video applications. LG’s first product that will benefit from OptimoDE technology is an H.264 based high-definition digital television (HDTV), which will use the technology to provide the processing performance required by HDTV frame rates and frame sizes, while retaining reprogrammablity to accommodate multiple video decoding standards.

The growing market for consumer products that are capable of reproducing higher definition pictures is driving manufacturers to explore and expand the technologies used to address this need. The traditional dedicated MPEG2-based hardware accelerator is no longer a viable solution. The new requirement is for a high performance and flexible processor. OptimoDE Data Engines satisfy this requirement by delivering unprecedented, reprogrammable processing performance while supporting multiple standards. OptimoDE solutions incorporate a configurable data path so engines can be tuned to the specific requirements of an algorithmic domain. The fully configurable OptimoDE technology will enable LG Electronics to optimize the performance and cost competitiveness of providing high quality digital images across their product range, including HDTVs.

“LG Electronics is further proof that OptimoDE technology is providing our Partners with an improved approach and necessary alternative to digital signal processing solutions,” said Tom Cronk, Data Engines general manager, ARM. “OptimoDE technology is a groundbreaking signal processing solution that enables companies like LG Electronics to address the increasing need for high performance and increased programmable computational power in consumer entertainment devices.”

“Conventional signal processing approaches no longer serve our customers’ rapidly changing technology demands, as they do not address the performance and reprogrammability needs of our video encoding and decoding product lines,” said Dr. Seung-Jong Choi, vice president, DTV Lab., LG Electronics. “The OptimoDE Date Engine satisfies the data and signal processing demands of our next-generation algorithms, while ensuring the flexibility to support multiple standards.”

About OptimoDE Data Engines
ARM OptimoDE Data Engine technology is licensable intellectual property with an associated tool environment. OptimoDE technology is a configurable VLIW-styled architecture targeted at high-performance embedded signal processing applications. The tool environment enables the designer to configure and extend the type and number of data path resource units. The size and topology of local storage and the level of interconnect are also fully configurable. OptimoDE Data Engines are programmed in either C or C++ and are provided with a sophisticated C compiler and profiling analysis tools.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; and ARM Embedded Solutions Pvt. Ltd.

Item 3

DATANG EXTENDS PARTNERSHIP WITH ARM FOR COMMUNICATIONS AND
MULTIMEDIA APPLICATION PLATFORM

Leading Chinese fabless company will benefit from the low power and high performance of the
Jazelle technology-optimized ARM926EJ processor

BEIJING, CHINA, AND CAMBRIDGE, UK – Jan. 25, 2005 – Datang Microelectronics Technologies Co. Ltd (DMT), the leading fabless company in China, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], announced today that DMT has licensed the ARM926EJTM processor. Through the ARM® Foundry Program, DMT will adopt the DSP and Jazelle® technology-enabled ARM926EJ processor for its communications and multimedia application platform, which is targeting the consumer electronics market.

The ARM926EJ processor is based on a 32-bit RISC CPU running a 16-bit fixed point DSP instruction set, which enhances the performance of many signal processing algorithms and applications. In addition, the processor supports Jazelle technology which enables devices to execute Java byte code directly. The solution enables wireless and internet device developers to build in the capability to run high-performance Java technology applications much faster, with limited power and cost penalties

The ARM926EJ processor supports operating systems including Symbian OS, Windows CE and Linux, which makes it an ideal choice for communications and multimedia applications. The ARM926EJ processor is a single chip MCU, DSP and Java solution that can greatly benefit engineers by reducing development costs and shortening cycle time.

“ARM is the preferred architecture for wireless and consumer electronics platform. The ARM926EJ processor can provide advantages of low power, high performance and low cost,” said Mr Yan-Hui Yang, vice president of DMT. “Moreover, the integrated DSP and Jazelle technology have significant benefits in consumer electronics, particularly wireless and multimedia applications.”

“ARM is committed to enabling Chinese companies to reduce time-to-market by building designs on the ARM architecture, leveraging the benefits from the ARM Connected Community, which is made up of leading foundry, EDA, design service, OS and tools companies,” said Dr. Jun Tan, president of ARM China. “We believe this agreement will enable DMT to accelerate its development of advanced communications and consumer solutions for China market”

DMT licensed the ARM946ETM processor in September 2003 for its wireless applications. This partnership has enabled ARM Powered® products to be commercially produced in the first half of 2005. This new licensing extension will empower DMT to further enhance its R&D capability and products to meet the various demands of the consumer market.

About DMT
Datang Microelectronics Technologies Co Ltd. (DMT) is a leading fabless company in China. It is an application solution and service provider in communication IC and SoC design. DMT’s smartcards have achieved annual sales of more than 60 million units in 2003 and been used in many areas. DMT is also a technology innovator who developed the first chip for IC card in China. In addition, DMT is also the owner of the first Chinese GSM SIM card, CDMA UIM card, GPRS/WLAN bi-module card, etc. The company is developing the chips for 3G mobile communication devices. More information on DMT is available at http://www.dmt.com.cn.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products.  Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered and Jazelle are registered trademarks of ARM Limited. ARM926EJ and ARM946E are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Item 4

TTPCOM AND ARM COLLABORATE ON THE WORLD’S FIRST
COMPLETE IP PLATFORM FOR MULTIMODE, 3G BASEBAND DESIGNS

Strategic collaboration will accelerate access to 3G market for semiconductor vendors and create a standard for 3G baseband chipset designs

CAMBRIDGE, UK – Jan. 31, 2005 – TTP Communications plc.[LSE: TTC] and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced a strategic collaboration to design and develop the next generation of 3G Intellectual Property (IP) platforms, incorporating ARM® processors and TTPCom Cellular Baseband Engine (CBEmacro) technology. The new platforms will significantly reduce engineering effort and time-to-market for semiconductor vendors developing 3G system-on-chip (SoC) solutions. TTPCom will distribute the combination of an ARM technology-based subsystem and TTPCom’s multimode 3G baseband to semiconductor manufacturers to enable them to get their products to market quickly, with lower cost and risk. ARM will be responsible for licensing the processor core to its silicon partners whilst TTPCom will license the CBEmacro technology.

The first of these platforms will be the CBEmacro 3G, a multimode cellular baseband engine, which provides a complete communications sub-system for GSM, GPRS, EDGE, WCDMA and HSDPA (High Speed Downlink Packet Access). The CBEmacro 3G is delivered pre-verified and warranted, enabling licensees to bring innovative and price competitive products to market more rapidly. The CBEmacro 3G is based on the ARM1156T2-S™ processor and incorporates AMBA™3 AXI methodology, PrimeCell® peripherals and CoreSight™ debug technology. This delivers significant efficiency and performance advantages whilst also providing a familiar processor architecture for semiconductor vendors and their customers. Licensees of CBEmacro 3G will be able to re-use their existing investment in ARM tools and design flows, and rapidly integrate with their in-house IP to make complete cellular SoC products.

“The winning combination of our 3G technology and ARM leading-edge processors will enable silicon Partners to bring high-performance 3G baseband semiconductor solutions to the mass market,” said Tony Milbourn, MD of TTPCom. “The complexity associated with implementing global cellular wireless standards has now been eased. CBEmacro 3G enables silicon Partners and their OEM/ODM customers to reduce integration costs and bring products to market more quickly. By outsourcing the modem design, our mutual customers will be able to focus on more profitable and sustainable sources of product differentiation. This collaboration will instigate change within our industry.”

“Over the last 10 years, TTPCom has become a leader in wireless technology IP and has established a reputation for innovation,” said Warren East, CEO, ARM, “This collaboration between two of the industry’s leading IP vendors will result in a family of ARM Powered® CBEmacro products that will enable our mutual customers to remain competitive, both now and into the future.”

To find out more, visit TTPCom and ARM at the 3GSM World Congress in Cannes, February 14-17: TTPCom stand #A3, Hall 1; and ARM at stand #K13 in Hall 4.

About TTPCom’s Cellular Baseband Engine Macro (CBEmacro)
CBEmacro is a family of complete and ready for silicon 2G/3G Cellular Baseband Engines, that will get semiconductor vendors to market for a know risk and cost. The underlying technology, CBEcore, is well proven and has appeared in numerous cellular baseband chipsets manufactured by world leading semiconductor vendors since its creation in 1993.

About TTP Communications plc
Based in Cambridge, UK, TTP Communications plc (LSE: TTC) through its subsidiary TTPCom Limited, develops intellectual property used in the design and manufacture of wireless communication terminals. TTPCom licenses its technology to leading semiconductor and terminal manufacturers worldwide, including Analog Devices, Intel, LG, Renesas, Sharp, Siemens and Toshiba.

TTPCom has established an industry standard with its GPRS platform, offers EDGE, 3G, Wireless LAN and Wireless PAN solutions and, for those manufacturers for whom a fast time to market is critical, TTPCom also offers complete handset and module designs. Over 30 million devices using TTPCom technology were shipped during 2004. More information can be found on TTPCom’s website at: http://www.ttpcom.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com/

ENDS

ARM, ARM Powered and PrimeCell are registered trademarks of ARM Limited. ARM1156T2-S, CoreSight and AMBA are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Michelle Spencer	Peter Davies
ARM	TTPCom Limited
Tel: +44 (0) 1628 427780	Tel: +44 (0) 1763 266266
Email: michelle.spencer@arm.com	Email: peter.davies@ttpcom.com

Item 5

ESILICON EXPANDS ACCESS TO ARM TECHNOLOGY FOR ITS CUSTOMERS

Custom chip provider now offers comprehensive access to cores from the ARM7™,
ARM9™, and ARM11™ families

SUNNYVALE, CALIF. AND CAMBRIDGE, UK – Jan. 31, 2005 – eSilicon Corporation, a leading supplier of custom integrated circuits (ICs), and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced that eSilicon has expanded its portfolio of ARM® processors. The additional processors are the ARM7EJ-S™ core, the ARM7TDMI-S™ core, the ARM926EJ-S™ core, the ARM946E-S™ core, the ARM1136J-S™ core and the ARM1136JF-S™ core.

eSilicon has been a licensee of ARM technology and an ARM Approved Design Center since 2002, and has incorporated ARM7 and ARM9 family processors into chips targeting consumer devices and networking applications.

“With its innovative business model as a fabless ASIC house, eSilicon has shown from the start its commitment to finding technical and market solutions for customer needs,” said Dave Steer, director, US Segment Marketing, ARM. “With the expansion of its ARM processor portfolio, eSilicon is continuing this tradition.”

“eSilicon strongly believes that by expanding access to ARM technology we can impact the electronics industry by leveraging ARM microprocessor technology and offering optimized custom chip solutions with very fast turnaround times to our semiconductor and OEM customers alike,” said Kalar Rajendiran, senior director of marketing at eSilicon. “Our customers are now able to choose the most appropriate ARM processor for their devices, enabling them to bring their products to market as quickly as possible.”

eSilicon is able to optimize configurations to match its customers’ product needs—a key requirement for customers addressing digital home appliances, digital cameras, printers, wireless and infotainment markets.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About eSilicon Corporation
eSilicon Corporation is a full-service provider of custom chips to the world’s leading electronics companies. Founded in 2000, the company’s unique approach manages every step of the IC development process – from specification through manufacturing and delivery of packaged and tested parts. eSilicon offers value-added design and manufacturing expertise, with an ebusiness infrastructure that provides significant visibility, predictability and time-to-market advantages. eSilicon is headquartered in Sunnyvale, CA with offices in Allentown, PA, and Murray Hill, NJ. For more information about eSilicon, visit http://www.eSilicon.com.

ENDS

eSilicon and the eSilicon logo are trademarks of eSilicon Corporation.

ARM is a registered trademarks of ARM Limited. ARM7, ARM7EJ-S, ARM7TDMI-S, ARM9, ARM926EJ-S, ARM946E-S, ARM11, ARM1136J-S, ARM1136JF-S and AMBA are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Agency Contact:	eSilicon Contact:
Jason Caldwell	Kalar Rajendiran
Shelton	Senior Director, Marketing
jcaldwell@sheltongroup.com	kalar@esilicon.com
972-239-5119 x119	408-616-4625

Michelle Spencer

ARM Corporate Communications
Tel: +44 1628 427780
Email: michelle.spencer@arm.com

ARM Agency Contacts